Mail Stop 4561

March 25, 2009

Ms. Dee Dee Lowry
Chief Financial Officer
The First Bancshares, Inc.
6480 U.S. Hwy. 98 West
Hattiesburg, MS 39402

> **Re:** **The First Bancshares, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Forms 10-Q for the Quarterly Periods Ended March 31, 2008, June 30, 2008, and September 30, 2008**
> **File No. 000-22507**

Dear Ms. Lowry:

We have reviewed your correspondence dated March 20, 2009 and have the following comments.

Form 10-Q for the Quarterly Period Ended September 30, 2008:

Financial Statements

Note E – Comprehensive Income, page 9

1. We note Exhibit 1 provided in response to comments four and five of our letter dated February 25, 2009. Your response provides tabular information regarding the corporate bond portfolio but does not provide your actual analysis describing how you considered the data and other factors in determining that the corporate debt investments in an unrealized loss position were not other than temporarily impaired. Please provide us with your analysis describing how you determined that these investments were not other than temporarily impaired as of September 30, 2008 and December 31, 2008. Please address the following in your analysis for each security:

    • the actual length of time that the security's market value has been less than cost as your response only indicates less than or greater than 12 months;

- how you considered the length of time during which market value has been less than cost;
- how you considered the extent to which the market value has been less than cost;
- your basis for the estimate of the time period in which the security will recover its value;
- how you determined that in light of the long periods of time in which you forecast a recovery of value, for instance up to 2035 as year of recovery, it is more likely than not that you would not have to sell the security prior to recovering its value. Note that as the forecasted market price recovery period lengthens, the uncertainties inherent in management's estimate increase, which impact the reliability of that estimate;
- identify which securities you considered within the scope of EITF 99-20;
- how you performed the EITF 99-20-1 cash flow impairment test, including how you estimated cash flows;
- how you performed the INTEX stress testing and what this test indicates;
- how you considered overcollateralization and interest coverage affect the expected performance of the security;
- how you performed cash flow analysis with spread tightening, including how you estimated cash flows;
- how you performing internal fundamental company analysis; and
- how you considered whether any of the decrease in value is attributable to increased credit risk.

Please refer to FSP 115-1, SAB Topic 5.M, and FSP EITF 99-20-1. For additional guidance, see also the discussion in Section II.H.1 of the November 30, 2006 Current Accounting and Disclosure Issues in the Division of Corporation Finance.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition

Nonperforming Assets and Risk Elements, page 11

2.   We note your response to comment eight of our letter dated February 25, 2009. In your response you state that prior to 2008 the company did not track restructured loans. Please tell us and in future filings disclose why you did not track restructured loans prior to 2008. Tell us if there were any restructured loans prior to 2008 and if so how you presented them in compliance with Industry Guide 3 and in your FFIEC Call Reports.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3423 if you have any questions.

Sincerely,

Amit Pande
Accounting Branch Chief